Exhibit 99.1

Given Imaging
Fourth Quarter 2010
Financial Results Conference Call
February 16, 2011
9:00 a.m. ET

Operator: Good morning, and welcome ladies and gentlemen to the Given Imaging fourth quarter and fiscal year 2010 conference call. As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Ms. Fern Lazar of Lazar Partners. Please go ahead.

Fern Lazar: Good morning, and thank you for joining us.  With us today from Given Imaging are Homi Shamir, president and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 26, 2010. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s fourth-quarter earnings release, which is posted on the Given Imaging site.

I’ll now turn the call over to Homi Shamir, president and CEO of Given Imaging.

Homi Shamir: Thank you Fern.  Good morning everyone and thanks for joining us today.

As you have seen in the press release, 2010 was a productive year for Given Imaging.  Despite a challenging global economic environment which led to a drop in healthcare utilization in many countries, we increased our revenues by 11 percent to nearly $158 million, which is the highest level of annual sales ever recorded. The increase is attributable to the successful acquisition of Sierra, an accretive acquisition which also contributed to our bottom line. We also achieved record revenue in Q4 of nearly $45 million which represents growth of 12% compared to last year.

Importantly, we expanded revenues in all three of our operating regions.  Revenue in the Americas region grew by almost 11 percent in 2010 to nearly $100 million compared to $90 million in the same period in 2009.  In the EMEA region, revenue increased to $40.2 million compared to $38.4 million, while sales in the APAC region grew by 26 percent to $17.2 million.  Growth in the Americas and EMEA regions is attributable to Sierra product sales, while growth in APAC is attributable mainly to increased sales of our PillCam SB capsule.

Our 2010 results underscore the logic of acquiring Sierra Scientific Instruments last April.  Sierra contributed $18 million to our top line since April 1, which is equal to its total revenues in 2009.  The integration of Sierra’s sales and marketing team and distribution channel is mostly complete, and as a result, we have created a more efficient, focused organization which will help us to continue to expand our overall sales.

Sierra’s product line complements our PillCam and Bravo product lines and solidifies our position as the leader in diagnostic tools for the upper GI tract. As a reminder, Sierra’s product portfolio includes manometry to measure muscle pressure within the esophagus as well as pH and impedance monitoring.

Turning to the performance of the Bravo pH Monitoring System, revenues increased by 24% in 2010 to $18.6 million compared to 2009.  Our key focus to date has been to educate those GI doctors within our existing PillCam customer base who were not already using this product about its role in detecting disorders in the upper GI tract.

The successful transfer of all the Bravo manufacturing operations to our facility in Israel last year led to a significant expansion of the gross margin for this product.  We also transferred manufacturing of certain Sierra products from Los Angeles to Israel which will result in gross margin improvements in the future.  The combined revenues of Bravo and Sierra for the year represented 23% of total revenues.

We are pleased that in spite of a tough economy, we were able to achieve record gross margin of 77.4 percent for the year.  This margin expansion reflects an unwavering focus on containing production costs.  Despite the acquisition of Sierra and the consolidation of Sierra’s operating expenses, our non-GAAP operating margin also increased to 12% percent from 11.2% in 2009.

Another sign of the strength of our business was the fact that we generated nearly $31 million in cash from operating activities and ended 2010 with $90 million in cash, cash equivalents and marketable securities.  Given this healthy cash position, we continue to evaluate opportunities in the GI space that are accretive to our top and bottom line and on par with our successful Bravo and Sierra acquisitions.

Since our inception, Given Imaging has built a strong reputation for innovation and 2010 was no exception. We unveiled several new products last year designed to meet the real-life needs of patients and the health care providers who care for them.

Many of you have been following our efforts with PillCam COLON and I’d like to spend a few moments reviewing our progress.

We were very pleased to announce last week that PillCam COLON received a reimbursement code for hospital inpatient use in Germany, which is the first-ever reimbursement for PillCam COLON.  This is significant because it shows that the medical community recognizes that there is a role for PillCam COLON in the GI diagnostic algorithm.

Our next step is to educate physicians and hospitals in Germany on the benefits of PillCam COLON capsule endoscopy, the new reimbursement mechanism and clinical data to date.  In addition, we plan to conduct additional PillCam COLON studies in Germany and other locations in Europe to expand the body of data available.

To increase awareness of PillCam COLON, we’re sponsoring the First International Colon Capsule Expert Meeting in partnership with the ESGE.  The meeting starts tomorrow in Italy.  Key European opinion leaders and GIs interested in learning more about PillCam COLON will gather to discuss topics pertaining to colon capsule endoscopy.  KOLs will also develop consensus guidelines which will be valuable in establishing PillCam COLON usage parameters for the broader GI community in Europe.

Outside of Europe, we plan to launch PillCam COLON in Canada, certain countries in Asia, as well as several Latin American countries.

In the U.S., we recently initiated a study of up to 50 patients to confirm the optimal procedures and logistics which will be used in a larger PillCam COLON pivotal trial expected to begin in the next couple of months.  This larger trial will support a planned 510(k) submission to the FDA.  In January, we submitted a pre-IDE for PillCam COLON to the FDA and as soon as we obtain approval, we intend to submit our IDE.

Looking ahead, while the global economy is still pressured, we believe that we are well positioned to grow our top line and maintain a healthy level of profitability.

With respect to guidance for the year, we believe that we can’t ignore the ongoing economic uncertainties in the Europe and the USA. Therefore we must be conservative in our guidance. We anticipate that 2011 revenues will be between $165 million to $173 million reflecting a 5% to 10% percent increase compared to 2010.  GAAP earnings per share is expected to be between $0.35 – $0.40 while non-GAAP earnings per share is expected to be between $0.65 and $0.70, which is similar to 2010. These earnings reflect our commitment to support the PillCam COLON U.S. pivotal study, as well as smaller trials in Japan and Europe. To this end, we plan to increase our R&D investment by 15 to 20% compared to 2010, which is reflected in our 2011 earnings per share guidance by more than 10 cents per share.

I’d like to spend a moment discussing how we plan to expand our top line.

First, in the Americas region, we believe that PillCam sales will be more or less in line with our 2010 sales as overall healthcare utilization, characterized by a 10 percent decrease in GI procedures, remains under pressure. Should the US economy recover leading to increased spending in healthcare, we believe that we are well positioned to grow our business.

We’re continuing our efforts to expand utilization of PillCam SB beyond the bleeding indication into the detection of Crohn’s disease and inflammatory bowel disease, and we’ve made progress.  Last year, several important studies were presented at medical meetings showing that PillCam SB use is more accurate than competing technologies in diagnosing small bowel Crohn’s Disease. PillCam SB results can change Crohn’s Disease diagnosis 40 to 50 percent of the time, and suggest changes in treatment 67% of the time. PillCam SB can also be successfully used to monitor mucosal changes over time, indicating response to treatment.

In the next year, studies that detail scoring systems for mucosal damage, monitoring response to drug therapy in Crohn’s Disease, and in pediatric mucosal healing are expected to be advanced or be completed.  All of these results could expand the use of PillCam SB from diagnosis into cost effective patient and disease management.

In Brazil, a reimbursement code was recently issued for PillCam SB as a first line tool.   The code allows for approximately 9 million individuals with private insurance to be reimbursed for the PillCam procedure today. We believe that the coverage for an additional 35 million individuals with private insurance will be fully implemented later this year.

In the EMEA region, we will continue penetrating established markets, especially France, which still offers significant growth potential.  We believe that the inventory reduction that impacted our EMEA results in the second half of 2010 is for the most part behind us, and we believe that our PillCam business should begin growing in the region once again.

The recent decision to establish a reimbursement code for PillCam SB in Germany in the next 12 to 15 months is great news and should lead to a slight uptick in sales in that country during 2011.  DAK, which is one of the largest sickness funds in Germany covering approximately 5 million individuals, has already notified physicians that it will now cover the cost of the small bowel capsule and will pay for the procedure following a case-by-case evaluation, even though a reimbursement code is not yet in place.  We hope that other sickness funds in Germany will follow suit soon.

In the APAC region, we plan to focus on expanding sales in Japan.  We have achieved solid sales growth in recent quarters, and we believe that we are on track to achieve sustainable long-term revenue growth.

Second, we intend to expand the market for Bravo and Sierra products.

Third, as I mentioned previously, we plan to begin expanding the market for PillCam COLON 2 in Europe.  While we are very excited about this product and believe that it represents a significant opportunity for Given Imaging, I’d like to emphasize that our plan is to develop the European market over time as we expand awareness and educate physicians.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our financial results.

Yuval Yanai:  Thanks, Homi.

As Homi mentioned, worldwide revenues were a record $44.9 million in the fourth quarter of 2010, a 12% increase from $40 million in the fourth quarter of 2009.

Revenues in the Americas region increased 16% to $27.9 million, which included revenues of $5.2 million from the Bravo pH Monitoring System and $4.0 million from sales of Sierra Scientific.  In the same period in 2009, revenues in the Americas region were $24 million, including revenues of $4.4 million from Bravo.

Revenues in the EMEA region were $11.7 million including $2.0 million from Sierra.  In the fourth quarter of 2009, EMEA revenues were $11.3 million. Revenues in the fourth quarter were adversely affected by a temporary decline in distributor orders, which seems to be on track now.

APAC revenues increased by approximately 13 percent to $5.3 million compared to $4.7 million in the fourth quarter of 2009. The result is attributable to an increase in PillCam SB sales.

Worldwide PillCam SB sales amounted to 57,900 capsules in the fourth quarter of 2010, compared to 60,800 in the same period last year.  In the Americas region, PillCam SB sales were 36,900 capsules in the fourth quarter of 2010 compared to 38,400 in the same period last year.  PillCam SB sales in the EMEA region were 14,100 capsules compared to 15,900 in the fourth quarter of 2009, while PillCam SB sales in the APAC region were 6,900 capsules compared to 6,500 in the same period in 2009. As discussed before, we expect sales of capsules in the EMEA regions to return to solid growth in 2011.

We sold 90 workstations in the fourth quarter of 2010, compared to 75 systems in the fourth quarter of 2009.  This brings our cumulative system deliveries worldwide to over 5,600 systems.  We also sold approximately 150 Rapid Access Systems, our software only solution, and since we launched this product last year, we’ve sold over 900 systems.

Gross margin on a non-GAAP basis in the fourth quarter of 2010 was 77.7 percent, compared to gross margin of 76.6 percent in the fourth quarter of 2009. On a GAAP basis, gross margin for the quarter was 77.2 percent.  The difference between GAAP and non-GAAP gross profit relates to Sierra purchase price allocation charges.

On a non-GAAP basis, net income for the fourth quarter of 2010 was $5.8 million, or $0.19 per share on a fully diluted basis, compared to net income of $6.4 million, or $0.21 per share on a fully diluted basis in the fourth quarter of 2009.

Non-GAAP net income for the fourth quarter of 2009 excluded compensation expenses of $2 million and a one-time tax gain of $2.5 million.

On GAAP basis, net income for the fourth quarter of 2010 was $3.2 million, or $0.11 per share, compared to $5.4 million, or $0.17 per share in the same quarter of last year.

Full reconciliation between GAAP and non-GAAP earnings is attached to our press release.

Before we open this call for question-and-answers, I would like to spend a few minutes discussing some of the assumptions that went into our guidance for 2011. First of all, I would like to remind you about the seasonality in our business. Traditionally, the first quarter is a weaker quarter following a strong fourth quarter, and therefore we expect lower revenues, and accordingly, lower profitability. Also, as Homi mentioned earlier, we plan to invest more than ever in clinical trials. Clinical trials are classified as R&D expenses, and therefore we expect a meaningful increase in R&D expenses this year.

Gross margin is expected to remain over 77% in 2011, with a certain level of volatility among the quarters, as a result of changes in quantities and mix of products. Currency fluctuations have an impact on our operating income, and therefore we will maintain our currency hedging activity. The results of such activity will be reflected in the finance income line item, in our income statements.

Moderator, you may now open the call to questions.

Operator:  At this time if you'd like to ask a question, please press star then the number 1 on your telephone keypad. Once again, that's star 1 to ask a question.

And we'll take our first question from Amit Hazan from Gleacher.

Amit Hazan:  Thanks very much. Good morning and congrats on a nice quarter.

Homi Shamir:  Thank you, Amit.

Yuval Yanai:  Good morning, Amit.

Amit Hazan:  I wanted to first ask about the COLON situation in Germany, which seems to be very good and surprising news and how we think about the potential in this coming year, just so we don't get too far ahead of ourselves, in terms of just the colonoscopies that are done in the hospital setting and what you're thinking the realistic potential there is at the moment on the COLON side.

Homi Shamir:  Yes, Amit. In Germany today, there is like 2 million procedure of colonoscopy on a yearly basis. From what we know and what the KOLs are telling us, it's about 5% are incomplete and those that are incomplete are associated with other complication.

Those are most of the time will be done in the hospital. So it's about 100,000. We need to know a little bit more about that and as we keep progressing during this year, see what is really the total potential for us. But at least from the surface of that, its market potential is about100,000 procedures.

How much of that we will capture is to be seen, but I think the notion that the German government move very, very quickly and not only gave us the, put it in the basket of PillCam COLON also provide the reimbursement immediately because its unmet need was very surprising also to us and it's showing that they trust and they think we have a great product that can solve some of their issue.

Amit Hazan:  Okay. And then just moving to the U.S. side, in thinking about volumes generally you talked about colonoscopies being down 10%. You're down a little bit less than that.

Maybe you can give us a little bit of color as to why that is, if you're still getting some growth from the GI bleeding market or if this is Crohn's and kind of other indications helping you to be down less than the broader procedure volumes.

Homi Shamir:  It's very hard to us to go and, you know, kind of said, okay, we are in OGIB flat and we are growing in Crohn’s, but we suspect that we are growing from new indication.

From time to time, we are going and kind of speaking with physician, asking what he's doing with the capsule, to what kind of patient he is giving it. We're learning more and more that they are opening new indication like suspected Crohn and other diseases.

So I think overall the use of capsule endoscopy become more and more as a day-to-day tool for the physician.

They're feeling more comfortable with that, so when they see a patient that it's not only the OGIB and they see that he has other symptom, they drop the capsules in order to see where it's leading them. So I think it's really getting more to know the product.

Amit Hazan:  Okay. And when you made the comment about PillCam sales being kind of in line with 2010, you're referring to volumes being essentially flat in the U.S. in terms of your guidance?

Homi Shamir:  Yes, we think it will be flat, maybe a slight uptick, but we need to see how the first and second quarter are going for us.

But I think it's in line to most of the medtech company talking about its being flat compared to 2009 in procedure. Maybe it will not go down but staying around this area, maybe slight uptick.

Amit Hazan:  And last question for me is on Europe. Just making sure there. You have another quarter of experience now. Last quarter you talked about it potentially going into Q1 as well. It sounds like now you feel like it's pretty much behind you.  Can you give us some color on how you gain that confidence?

And then secondly, are you confident that this is definitely not an issue with underlying procedure volumes in those countries?

Yuval Yanai:  Hi, good morning, Amit. This is Yuval now. I think that we, first of all, we started with, we already started getting orders almost toward the end of the first quarter from distributors that did not provide us with orders in the third quarter and this is a good sign. This is what we basically assumed.

And I think that the whole situation is under, I can call it under control. We know exactly what is the level of inventories at our distributors' shelves and we also have quite good information about the end users' utilization of our system which is growing, not at the same pace as before but still growing.

Taking the fact that we start to see orders coming back, we see the level of inventories ((inaudible)) is going down and the fact that the utilization with the end user is normal, we have good reason to assume that it's mostly behind us.

You said definitely. Nothing's definite, but I think that there are very good chance that it is really behind us.

Amit Hazan:  Thanks very much.

Yuval Yanai:  You're welcome.

Operator:  And we'll go next to Joshua Zable with WJB Capital.

Joshua Zable:  Hey, good morning, guys. Congrats here on a great quarter. Thanks for taking my questions.

Homi Shamir:  Thank you.

Yuval Yanai:  Good morning, Josh.

Joshua Zable:  Just a couple of follow-ups here to Amit. Just in terms of, obviously you guys gave guidance and I know we can start teasing it out. But just in terms of Bravo versus Sierra, obviously pretty strong growth quarters.

They seem to be doing well. You're starting to sort of anniversary some comps. I'm just trying to figure out what your expectations for the year for those guys are.

Homi Shamir:  Continue to assume strong growth.  We definitely seeing the Bravo and the Sierra continue, not only the top line growth, also continuing now to contribute strongly to the bottom line. I can say that the Bravo already pass the 70% gross margin during 2010, still room to improve.

Sierra is on the direction, especially when we move out of the manufacturing of the Sierra to Israel. I think we will continue to improve the gross margin there and we're becoming much more efficient in purchasing, et cetera. So it's been a great acquisition for us and, as I said in my speech, we are continue to look for additional acquisitions in this area.

Joshua Zable:  Great, thank you. And then just in terms of some housekeeping here, when you guys think about next year, Yuval, maybe can you give us a little bit about your expectations for stock-based compensation versus sort of amortization, acquisition costs, et cetera? I know you gave us the GAAP versus the non-GAAP. But I'm wondering if you could just kind of break those out for us.

Yuval Yanai:  Yes, with pleasure. Compensation expenses should be around $8 million on an annual basis, meaning around $2 million per quarter, once again with small fluctuations, sometimes a little bit over and under. But as an average, that would be the amount.

On the gross profit line, we talk about around say $200,000 more or less as a quarterly, adjusted quarterly charge from Sierra allocation, purchase price location.

We have also about $100 and change thousand dollars of tax benefit and in G&A I think it's around $100,000. You have the full details in the - if you look at the GAAP reconciliation, this is, you can see the exact amount there are slight changes of sometime some other amount, but this is basically what we have.

Joshua Zable:  Great, very helpful. And then just in terms of the U.S. trial, this sort of, I guess, pretrial with the 50 patients, could you just kind of tell us where we are with that?

I know obviously you're, you know, we're looking to expand to a bigger FDA trial. But maybe just sort of timing on that, whether, where we are exactly today, what we should look for in terms of milestones to get started, et cetera.

Homi Shamir:  With the 50-patient trial, we, one site is running and we are hoping to start another site very shortly. We enroll some patient and it's moving in the right direction. Again, we, this trial is more important to us from the logistic, less important to us from the clinical trial and when we finish it.

Meanwhile we are waiting to FDA to come back to us and approve the pre-IDE and then immediately we'll file for the IDE and then hopefully we'll move very quickly to start the larger trial. So we continue to do and we just waiting now to the FDA to come back to us.

Joshua Zable:  Great. And then just back to the R&D spend here, it makes a lot of sense. Obviously, you guys are trying to run a number of trials and get COLON 2 out there.

You know you guys talk about Q1 being seasonally weak, obviously revenues and that affects profitability. But is there a big upfront spend?

So in other words, should we think about Q1 as obviously not only seasonally weak but also a lot of upfront spend for a lot of this trial stuff? Or should we think of the R&D spend step-up sort of over the course of the year?

Yuval Yanai:  No, we don't, we do not expect any significant charge coming in Q1. Also R&D expense will pick up gradually. You know, we haven't started yet the pivotal trial. We are starting other trials other places.

So Q1 is not going to be exceptional in terms of R&D expenses. We hope that we will able to show more expenses in second quarter, meaning that we are starting the pivotal trial. But still as Homi said before in his call, we're still waiting for the FDA response.

Homi Shamir:  And we will start another clinical trial in the second part of the year, but it's part of those R&D expenses in Japan. Things progressing nicely to us in Japan in introducing the COLON there. And the trial there is a relative small trial. We'll run with that very, very quick and we submit to PMDA.

And again, in Japan very similar like in Germany, we have very, very good, support both of PMDA and the Ministry of Health and Labor to introduce our product because of the noncompliance issue there. And they're actually pushing us as well to bring the product as fast as we can to the market.

So it's also a very good opportunity but also very good development that we really see government trying to work with us together to introduce the product.

Joshua Zable:  Great. And then last question here, just in terms of, you know, COLON and sort of a halo effect, I'm just wondering sort of, obviously here, whether it's you guys or us on the investment side, you know, are well aware of COLON and looking forward to sort of the different milestones.

Out in the field, if you will, what's your experience been with the physicians? Are they already aware of COLON 2? Are they sort of getting excited or interested?

I mean I think Germany's kind of an interesting example where, you know, you pretty quickly got PillCam SB reimbursement and then very quickly COLON 2, which obviously hasn't been around as long.

And I'm just wondering, are the physicians aware of what's going on with COLON 2 yet? Or not yet so much and sort of waiting for more data and trials, et cetera, et cetera?

Homi Shamir:  It depend where you look at that.  Obviously in Europe because we had the product almost a year. The physician are very excited. As a matter of fact, as we speak tomorrow we have a big conference starting in Rome where we have the most important KOLS from the European country attending, not only to discuss the product, is actually to come with a consensus.

They need some guideline consensus how to use the product, in what kind of setting, screening on people who are unwilling or people who are incomplete colonoscopy.

So later will be tremendous news that although they already made the guidance to, how to take the product here. So I think that's a, really a good direction.

Similar, we start seeing in places that we have not spoken about. In Japan there is a lot of excitement about us bringing the product. Obviously we cannot promote and speak about the product in the U.S.A. So our friends there, the physician in the U.S.A. can hear it only for publication.

I've been told today that there be, one of our COLON trial in Europe been submitted to the DDW and it will be, DDW accepted it to be a podium presentation, which is one of the best honor to have in DDW.

So you guys will see more of that and more information concerning our clinical trial in Europe and the progress it's making in DDW.  So that's really also a very good development, that support. Overall, I think we have a great product. COLON 2 is a great product and I just want to move it quicker and receive FDA approval for that.

Joshua Zable:  Great. Well, we're looking forward to that, too. Thanks very much, guys, and congrats again on a great quarter.

Homi Shamir:  Thank you.

Yuval Yanai:  Thank you.

Operator:  And we'll take our next question from Bryan Brokmeier with Maxim Group.

Bryan Brokmeier:  Hi, guys. My first question is on the German national reimbursement. So it took, you know, several years to get to where we are with getting German national outpatient reimbursement for the SB.  Is it safe to assume that it'll take this long to receive reimbursement for the COLON 2? Or did that process maybe begin back when you got the CE Mark for the COLON 1?

Homi Shamir:  Again we receive, as you know, for COLON 2 we receive already in the DRG system, which is the hospital, which as I said, the potential there is like 100,000 capsules. And we start working now on the start of the meeting that I mentioned earlier in Rome how to work on introducing it as a screening tool in those countries.

Germany is different from the rest of the European country because colonoscopy is the predicate device for screening. Most of the other European countries, it's more FOBT which is a blood test.

So, yes, we are moving and I think, again, I think getting already so quickly from the German government approval and a code for our system in the colon, it's, I think it opens the door to start pushing quickly the COLON 2 as a screening technology.

Bryan Brokmeier:  Okay. And I know you're talking about the shift of the Sierra manufacturing to, from L.A. to Israel. Did that, was there any benefit in the fourth quarter from that?

Yuval Yanai:  No, we only started to shift manufacturing in the beginning of the first quarter. We will not see an immediate effect because the way we have inventories and et cetera. But we will see the effect and the effect is obviously reflected in our guidance.

Bryan Brokmeier:  All right. So is, we'll start to see that impact in the second quarter or a little longer than that to get through the inventory that you currently have from, in L.A.?

Yuval Yanai:  It will start affecting us in the second quarter.

Bryan Brokmeier:  Okay and is, are you shifting all of the manufacturing or is it just a portion of it? How much of the manufacturing is shifting to Israel?

Yuval Yanai:  Only part of that is, has been transferred to Israel. Some will be transferred to Vietnam where we also have a manufacturing presence. Some will stay for, stay in Los Angeles.

Bryan Brokmeier:  Okay. And the inventory reduction in Europe, you said that's, you know, mostly done or it's, you know, it's back on track now. Is it your impression that, you know, they're comfortable with where the inventory is now?  Or, you know, could we see that, you know, increase or decrease any more? And do they have confidence in the, in their level that they're holding right now?

Yuval Yanai:  Well it's not completely in our control because we talk about inventory at the distributor shelf. They, it depends on how much they order, but we believe that the current situation is not going to be changed. I'm not saying there'll not be fluctuation on a quarterly basis, but nothing significant.

So when I said back to normal, it means that the level of inventories are around the levels that our distributor wished to reach and now everything will depend on the utilization of capsule by our end user, which are the doctors.

Bryan Brokmeier:  All right. And was the reduction in line with what you were expecting? Because, you know, it outperformed my expectations. So, I mean, were you expecting that it, they could have reduced their inventory by more? Or is there any sort of pick-up in procedures that kept inventory, you know, helped out those sales?

Yuval Yanai:  Well even if there is real pick-up it's not going to happen immediately because basically I believe what they do is they base their inventory on the utilization. So they keep, you know, now between one or two months of utilization ((inaudible)) that doesn't change overnight.

So if there is going to be any pick-up, it's going to be a slow one. So we are, as I said, we are back to normal. We will grow double digits in Europe, hopefully in the higher side, but at least we will start at the low side and it will improve.

Bryan Brokmeier:  All right and just lastly on acquisition opportunities, are you seeing, still seeing a couple opportunities in the market? Are they, you know, too expensive right now or where are you with that process? And when can we expect you to make a decision on whether you're going to be making an acquisition or if you're going to use your cash for some other purpose?

Homi Shamir:  We are all the time looking for acquisition. We looked for a couple of opportunity in Q4. We, after we investigate them, we decided to, not to go ahead because we did not find it attractive to the direction. We are currently working on a few things and I, but I cannot give you a timeline.

Again, when you look for a company and you wanted to choose a similar criteria like we choose in the two other and we were lucky with the two very good acquisition. You know, out of ten, you maybe find one or two that you think, so we're putting a lot of work into the due diligence and understanding the businesses.

And also to remind you, in the GI there are not too many companies, so we are doing whatever we can to look. And if we find, we'll be glad to announce it, but there is no timeline. I mean...

Bryan Brokmeier:  Okay.

Homi Shamir:  ...if we find something today, we can do it today.

Bryan Brokmeier:  Okay great. Thanks a lot.

Yuval Yanai:  Thank you, Bryan.

Operator:  And as a reminder, it's star 1 if you'd like to ask a question. We'll take our next question from Sameer Harish with ThinkEquity.

Sameer Harish:  Hi, good morning, guys.

Homi Shamir:  Hi, good morning, Sameer.

Yuval Yanai:  Hi, Sameer.

Sameer Harish:  Hi, I thought I would follow up with the questions on Europe. I think as some of the other callers mentioned, revenues there were a little bit higher than we'd expected.  Can you maybe talk a little bit about, you know, I think you mentioned an, a sort of end-of-quarter order that came in. What were you tracking before that order? You know, if we sort of take out some of that rebooking of inventory into the distributors, what is the base rate of procedures looking like there when you look at it quarter-over-quarter?

Yuval Yanai:  I think that the rate in the fourth quarter is the rate which represents fairly the situation in our business and as we expect it to grow double digit the next year, that's probably how we need to look into that.

In terms of how we predict it, et cetera, we have constant, direct discussions with our distributors and, because we have almost a daily relation with them. It's not only for the purpose of selling capsules or anything else. It's about marketing, educating the markets, reinvestment, et cetera.

So we have strong ongoing and long-term relationship with most of our distributors. And therefore, I think there's quite a high level of transparency so that's how we can figure out where we are and what should be the situation for next year.

Sameer Harish:  Okay. And in terms of, you know, I think in the U.S. it's a much more mature business for SB and you talked about that being kind of flattish in the U.S. How are you thinking about the base of, you know, colon procedures in Europe?

Are you assuming that to be flattish as well and you're picking up market share in terms of, you know, market development and that's where you're getting your potential double-digit growth? Or kind of how are you thinking about that core, you know, doctors' office visits in Europe versus U.S.?

Homi Shamir:  (So), first we believe that SB will continue to grow, Sameer. SB was growing to us in Europe over 20, 20 something percent year-over-year in the last five years except on 2010 so, and it's still grow very nicely. I mean I can say that both in Germany and France, we grow, which are our direct markets, we grow over double-digit number so, in capsule.

So overall, we're thinking that when we resolve the issue and we resolve the issue with the distributors, we are moving back to the double-digit growth, we might see some stronger growth in France and maybe Germany for sure. But again, I think we are feeling very strong about the core business.

Add to that that this year and as I said it in our last call, this year we are really trying to and we will push COLON. Obviously with the new announcement in Germany and also with the meeting that happening this week in Italy, we will get more and more physicians start using PillCam COLON.

One of the things we need to do is to upgrade our system. For example, in Germany we have couple of hundred system, but only a few of them are ready to COLON.

So we need to upgrade, software upgrade, change to some better recorder and that will be also a nice uptick to us if we decide to sell it or sometimes we might give it, as long as the customer will start using the capsule. So we think it's a good opportunity to us going back to Europe.

Sameer Harish:  Okay, great. And, you know, just a little bit forward looking. I know we're still some time away before a COLON product's approved in the U.S., but can you talk about, you know, excess capacity in the installed base of workstations?

Do you think this is an opportunity to place additional workstations, either because of locations of them or just capacity? Just what are your thoughts there?

Yuval Yanai:  Well it depend, it very much depends on geography. In the U.S., we think that already enough systems everywhere and we will only need to upgrade the existing software. So the same system will be able to serve the whole product lines.

On, if we go to other less-developed markets, even Europe itself, I think we have an opportunity to install a good number of additional systems. We saw that in France in the last two years. And I'm sure that once reimbursement in Germany's in place, we will see also a good flow of systems into this country.

Sameer Harish:  Great and lastly just a housekeeping issue. Can you give us the PillCam-only revenue number for the quarter?

Yuval Yanai:  Approximately $110 million - for the quarter, no. I'm sorry, no, no. I'll email it to you. I don't remember it. I don't have it just in front of me. A hundred and ten million is the annual number for PillCam SB capsules only.

Sameer Harish:  Okay great. Well thank you very much and congratulations on the quarter, guys.

Yuval Yanai:  Thanks.

Homi Shamir:  Thank you.

Operator:  And at this time, there are no other questions in queue. I'll turn it back to our presenters for any closing remarks.

Homi:  Thanks again for joining us today.  In the coming weeks Yuval and I will be on the road presenting at investor conferences and participating in non-deal roadshows and we look forward to seeing many of you.

Next week, I’ll be participating in the Lazard Capital Markets Medical Device Conference in Utah and the following week on March 3rd I’ll be presenting at the RBC Healthcare Conference taking place in New York.

Thank you again. Operator you many now disconnect the line.

END